EXHIBIT 99.1

Press Release

Results of the option to receive the 2017 second interim

dividend in shares

Paris, January 9, 2018 – The Board of Directors of Total met on December 12, 2017, and declared a 2017 second interim dividend of €0.62 per share and offered, under the conditions set by the fourth resolution at the Combined Shareholders’ Meeting of May 26, 2017, the option for shareholders to receive the 2017 second interim dividend in cash or in new shares of the Company.

The period for exercising the option ran from December 19, 2017 to January 3, 2018. At the end of the option period, 21% of rights were exercised in favour of receiving the payment for the 2017 second interim dividend in shares.

7,087,904 new shares will be issued, representing 0.28% of the Company’s share capital on the basis of the share capital of December 31, 2017. The share price for the new shares to be issued as payment of the 2017 second interim dividend was set at €46.55 on December 12, 2017. The price is equal to the average opening price on Euronext Paris for the twenty trading days preceding the Board of Directors on December 12, 2017, reduced by the amount of the 2017 second interim dividend, without any discount.

The settlement and delivery of the new shares as well as their admission to trading on Euronext Paris will occur on January 11, 2018. The shares will carry immediate dividend rights and will be fully assimilated with existing shares already listed.

The remaining cash dividend to be paid to shareholders who did not elect to receive the 2017 second interim dividend in shares amounts to 1,231 million euros and the date for the payment in cash is set for January 11, 2018.

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Total contacts

Media Relations: +33 1 47 44 76 55 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

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Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.